Curated Beverages USA Inc.

Financial Statements

For the Fiscal Year Ended December 31, 2025

(Unaudited)

Table of Contents

Curated Beverages USA Inc.

Balance Sheet as of December 31, 2025

ASSETS	FY24	FY25
CURRENT ASSETS		
Cash and Cash Equivalents	$21,883	$50,740
Accounts Receivable, net	$60,961	$180,030
Inventory	$76,236	$84,229
Other Current Assets	$2,928	$5,289
TOTAL CURRENT ASSETS	$162,008	$320,287
TOTAL ASSETS	**$162,008**	**$320,287**

LIABILITIES & SHAREHOLDERS' EQUITY	FY24	FY25
CURRENT LIABILITIES		
Accounts Payable	$75,356	$137,680
Credit Cards Payable	$36,727	$30,633
Deferred Salaries	$8,800	$36,167
Loan from Shareholder	$20,000	$0
Other Current Liabilities	$2,571	$3,640
TOTAL CURRENT LIABILITIES	$143,453	$208,120
TOTAL LIABILITIES	**$143,453**	**208,120**
SHAREHOLDERS' EQUITY		
Common stock, authorized 96,100 shares, 36,100 shares issued and outstanding, $0.001 par value	$36	$36
Preferred stock, authorized 3,900 shares, 3,900 shares issued and outstanding, $0.001 par value	$4	$4
SAFE - future equity obligation	$412,460	$685,959
Additional Paid-in Capital	$241,655	$241,655
Retained Earnings	($635,600)	($815,486)
TOTAL SHAREHOLDERS' EQUITY	**$18,554**	**$112,167**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$162,008**	**$320,287**

Curated Beverages USA Inc.

Statement of Income through December 31, 2025

	FY24	FY25
REVENUES	$552,712	$1,008,144
COST OF GOODS SOLD	$154,867	$271,179
GROSS PROFIT	$397,845	$736,965
OPERATING EXPENSES		
Ads & Marketing	$161,636	$143,983
Commissions and Fees	$47,129	$130,903
General Business Expenses	$23,528	$30,158
Travel	$11,476	$29,897
Payroll	$150,151	$137,247
Professional Services	$92,849	$69,465
Rents	$53,475	$70,628
Warehouse Costs & Shipping	$180,914	$304,570
TOTAL OPERATING EXPENSES	$721,157	$916,851
NET OPERATING LOSS	**($323,313)**	**($179,886)**
NET INCOME (LOSS)	**($323,313)**	**($179,886)**

Curated Beverages USA Inc.
Statement of Equity as of December 31, 2025

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, January 1, 2024	36,100	$36	3,900	$4	$311,655	($312,288)	($593)
Contributions	-	-	-	-	-	-	-
SAFE Contributions	-	-	-	-	$342,460	-	$342,460
Net Income	-	-	-	-	-	($323,313)	($323,313)
Balance, December 31, 2024	36,100	$36	3,900	$4	$654,115	($654,115)	$18,554
Contributions	-	-	-	-	-	-	$0
SAFE Contributions	-	-	-	-	$273,499	-	$273,499
Net Income	-	-	-	-	-	($323,313)	($323,313)
Ending Balance, December 31, 2025	36,100	$36	3,900	$4	$927,614	($815,486)	$112,167

Curated Beverages USA Inc.
Cash Flows through December 31, 2025

	FY24	FY25
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	($323,313)	($179,886)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation expenses	$0	$0
(Increase)/decrease in assets:		
Accounts Receivable	($28,015)	($119,069)
Inventory	$1,579	($7,993)
Prepaid Expenses and Other Current Assets	$5,178	($2,360)
Increase/(decrease) in liabilities:		
Accounts Payable	$37,407	$62,324
Credit Cards Payable	($501)	($6,094)
Other Current Liabilities	($101,206)	$8,436
CASH USED FOR OPERATING ACTIVITIES	**($85,558)**	**($64,756)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	$0	$0
Cash used for intangible assets	$0	$0
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	**$0**	**$0**
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common and preferred stock	$0	$0
Issuance of SAFE	$342,460	$273,499
CASH PROVIDED BY FINANCING ACTIVITIES	**$342,460**	**$273,499**
NET INCREASE (DECREASE) IN CASH	**($66,411)**	**$28,857**
CASH AT BEGINNING OF YEAR	**$88,293**	**$21,883**
CASH AT END OF YEAR	**$21,883**	**$50,740**

1. **Organization and Purpose**

   The Company

   The financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from inception (April 01, 2022) through December 31, 2025.

   Curated Beverages USA Inc. was incorporated in the State of Delaware on April 1, 2022.

   Curated Beverages USA Inc. holds the exclusive rights to purchase, distribute, and manufacture the non-alcoholic spirits brand, Abstinence Spirits, in the U.S. market. Products are sourced from Curated Beverages UK Ltd, imported into the United States, and subsequently sold through direct-to-consumer channels, direct-to-retail, and distribution partners.

   Risks and Uncertainties

   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition, tariffs or changes in consumer taste. These unfavorable conditions could affect the Company's financial condition and the results of its operations.

2. **Summary of Significant Accounting Policies**

   Fiscal Year

   Fiscal Year The Company operates on a December 31st year-end.

   Basis of Accounting

   The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   Cash and Cash Equivalents

   Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year ended December 31, 2025, the Company's cash positions include its operating bank account.

   Accounts Receivable

   The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

   Inventory

   Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **Equity**

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ninety-six thousand one hundred (96,100), all of which are Class A Common Stock, $0.001 par value per share. As of December 31, 2025, 36,100 shares have been issued and are outstanding.

Preferred Stock

Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is three thousand nine hundred (3,900), all of which are Preferred Stock, $0.001 par value per share. As of December 31, 2025, 3,900 shares have been issued and are outstanding.